2121 SOUTH EL CAMINO REAL San Mateo, California 94403

September 19, 2014
VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Mr. Mark P. Shuman, Branch Chief – Legal

   Mr. Gabriel Eckstein

Re:	Selectica, Inc.
Registration Statement on Form S-3
Filed August 14, 2014
File No. 333-198148

Ladies and Gentlemen:

On behalf of Selectica, Inc. (“Selectica”), this letter responds to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter to us dated August 27, 2014 in relation to the Company’s Registration Statement on Form S-3 filed on August 14, 2014 (the “Form S-3”). For your convenience, the paragraphs in italics below restate the numbered paragraphs in the Staff’s comment letter. The discussion below each such paragraph is Selectica’s responses to the Staff’s comments.

Cover Page

1.

Please reconcile the number of shares offered for sale under other registration statements as described in the third paragraph with the corresponding statements in the Form S-3 file no. 333-198149. Also confirm that you will add in the prospectus you file under Securities Act Rule 424(b) the shares registered in the Form S-3 file no. 333-198149.

Company Response:

In response to the Staff's comment, the Company has amended the Form S-3 (the “Amendment”) to correct the number of shares offered for sale under other registration statements as described in the third paragraph of the Form S-3 in order to conform with the corresponding statements in the Form S-3 file no. 333-198149. The Company additionally confirms that it will add in the prospectus it files under Securities Act Rule 424(b) the shares registered in the Form S-3 file no. 333-198149.

Selling Stockholders, page 3

2.

In the table on page 4 the column “Common Stock Beneficially Owned Prior to the Offering” fails to include the shares offered by the prospectus, which appear to be outstanding. We note the disclosure on page 3 where you state that “Iasta Shareholders received merger consideration of 999,999 shares of common stock.” Please revise the number of shares currently held or advise. Refer to Item 507 of Regulation S-K.

United States Securities and Exchange Commission

 September 19, 2014

 Page Two

Company Response:

The Company acknowledges the Staff’s comment and in the Amendment the Company has revised the share numbers in the column “Common Stock Beneficially Owned Prior to the Offering” to include the shares offered by the prospectus, which the Company confirms are currently outstanding.

Information Incorporated by Reference, page 6

3.

Please revise to incorporate all filings since the end of your fiscal year. In this regard, we note the Forms 8-K filed after March 31, 2014 but prior to July 3, 2014. Refer to Item 12(a)(2) of Form S-3.

Company Response:

In response to the Staff's comment, in the Amendment the Company has revised the section “Information Incorporated by Reference” to include all filings since March 31, 2014, the end of the Company’s last fiscal year, excluding any filings, or portions thereof, that are expressly not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not deemed incorporated by reference into any filings made under the Securities Act of 1933, as amended.

*          *          *

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require and that should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing. The Company further acknowledges that the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. If you have any questions regarding the Form S-3, the Amendment or the Company’s other filings, please feel free to contact me at (408) 667.6653 or our outside counsel Eric Wang at (650) 833.2106 or Eric.Wang@dlapiper.com or David Richardson at (916) 930.3256 or David.Richardson@dlapiper.com.

Very truly yours,

SELECTICA, INC.

By: /s/ Todd Spartz

Name:     Todd Spartz

Title:     Chief Financial Officer

cc:	Eric Wang (DLA Piper)
David Richardson (DLA Piper)